Exhibit 12.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2014	2013	2012	2011	2010

EARNINGS:
Pre-Tax Net Income(a)	$161,320	$132,355	$233,247	$206,069	$184,477
Add:
Distributed Income (Loss) of Equity Investees	3,194	1,510	1,240	(549)	284
Total Fixed Charges	39,484	37,893	38,583	42,619	41,218

Total Earnings	$203,998	$171,758	$273,070	$248,139	$225,979

FIXED CHARGES:
Interest on long term debt	$36,383	$34,512	$36,275	$39,097	$38,474
Other Interest (excluding AFUDC)	918	905	229	1,447	869
Amortization of Debt Premium, Discount and Expense	345	337	352	414	434
One-third of Rental Expense(b)	1,838	2,139	1,727	1,661	1,441

Total Fixed Charges	$39,484	$37,893	$38,583	$42,619	$41,218

Ratio of Earnings to Fixed Charges	5.2	4.5	7.1	5.8	5.5

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Pre-Tax Preferred Dividend Requirement	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3480	0.3906	0.3981	0.4241	0.3981
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6520	0.6094	0.6019	0.5759	0.6019

Preferred Dividend Requirement	$2,025	$2,166	$2,193	$2,292	$2,193

Combined Fixed Charges and Preferred Dividends	$41,509	$40,059	$40,776	$44,911	$43,411

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.9	4.3	6.7	5.5	5.2

(a) Excludes amounts attributable to income or loss from equity investees.

(b) Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.